November 22, 2019

Ms. Lauren Hamilton

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Bragg Capital Trust, File Nos. 333-85850 and 811-21073

Dear Ms. Hamilton:

You provided oral comments on November 1, 2019 with respect to certain filings made with the Securities and Exchange Commission and practices of the Bragg Capital Trust (the “Registrant”) and its series, the Queens Road Small Cap Value Fund and the Queens Road Value Fund (each a “Fund” and collectively the “Funds”). Please find below the Funds’ responses to those comments, which the Funds have authorized Thompson Hine LLP to make on their behalf.

We have set forth below the text of each comment, followed by the Funds’ responses. Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the document referenced.

GENERAL

1.	Comment. The Staff notes that each Fund’s principal investment risks appear in alphabetical order. In each Fund’s next annual registration statement update, please prioritize the principal investment risks of each Fund by order of importance. Please note that the most significant risk(s) to a Fund should be prioritized first, and the remaining risks may be ordered alphabetically.

Response. The Registrant respectfully declines to revise the order of the Funds’ respective principal investment risks. The Registrant believes that the principal investment risks for each Fund should remain alphabetical to avoid potentially misleading investors by giving the impression that the Registrant is able to correctly predict the relative importance of the risks. We note that the significance of these risks as they compare to one another vary over time, including very short periods of time, and are influenced by conditions such as the state of the markets that are extremely difficult to predict.

2.	Comment. The Staff notes that each Fund appears to utilize a unitary expense structure, whereby Bragg Financial Advisors, Inc. (the “Adviser”), adviser to both Funds, is obligated to pay all service providers on behalf of each Fund. Please supplementally confirm if the Adviser is current with respect to payments to service providers to the Funds. Additionally, please confirm if the applicable agreements filed with the U.S. Securities and Exchange Commission (the “Commission”) contain provisions whereby the Funds are contractually obligated to pay such service providers.

Response. The Registrant confirms that the Adviser is current with respect to all payments, which it is contractually obligated to pay to all service providers to the Funds. The Registrant notes that the Adviser is not a party to any applicable service provider agreement filed with the Commission. The Registrant further notes that the Funds have been in operation since 2002 and no issue has ever arisen with respect to the payment of a service provider.

If you have any questions or additional comments, please call Joshua Hinderliter at (614) 469-3345.

Very truly yours,

/s/ Joshua J. Hinderliter
Joshua J. Hinderliter

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